                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            F&M BANCORPORATION, INC.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   302731-10-9
                                 ---------------
                                 (CUSIP Number)

                               Thomas W. Gallagher
                          Citizens Banking Corporation
                              328 S. Saginaw Street
                              Flint, Michigan 48502
                                 (810) 766-7500
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 18, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 124795105

1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Citizens Banking Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                        (b) [  ]
3     SEC USE ONLY


4     SOURCE OF FUNDS*
         WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
         Not Required

6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan

                                    7    SOLE VOTING POWER
   NUMBER OF                                     3,097,908(1)
       SHARES
BENEFICIALLY                        8    SHARED VOTING POWER
   OWNED BY                                          -0-
        EACH
  REPORTING                         9    SOLE DISPOSITIVE POWER
      PERSON                                     3,097,908(1)
        WITH
                                       10SHARED DISPOSITIVE POWER
                                                     -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,097,908(l)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.9%

14    TYPE OF REPORTING PERSON*
                  CO

---------------

         (1)The Reporting Person disclaims ownership of 3,097,908 shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule.

Continuation of Schedule 13D


Item 1.  Security and Issuer.

              This statement relates to shares of common stock, $1.00 par value per share (the "Common Stock") of F&M Bancorporation, Inc., a Wisconsin corporation ("F&M"). The name and address of the principal executive office of F&M is One Bank Avenue, Kaukauna, Wisconsin 54130.

Item 2.  Identity and Background.

              1. This statement is filed on behalf of Citizens Banking Corporation, a Michigan corporation ("Citizens"). The principal business of Citizens is the ownership of all of the outstanding voting stock of its banking subsidiaries, Citizens Bank and Citizens Bank-Illinois N.A., and the address of its principal office is Citizens Banking Corporation, 328 S. Saginaw Street, Flint, Michigan 48502.

              2. During the last five years Citizens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws.

              3. Background information for each of the executive officers and directors of Citizens is set forth below, including his or her (a) name, (b) business address, and (c) present principal occupation and the name and address (see (b)) of any corporation or other organization in which such employment is conducted. With respect to Items (d) and (e) for each of the individuals named, during the last five years none of the individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of the individuals, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals named is a citizen of the United States and unless otherwise indicated, has his or her business address at Citizens Banking Corporation, 328 S. Saginaw Street, Flint, Michigan 48502.

                   (i)    Executive Officers and Directors as of April 18, 1999:

                          1.   (a)    Richard T. Albee
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Senior Vice President of Citizens Bank

Continuation of Schedule 13D


                          2.   (a)    Daniel E. Bekemeier
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Senior Vice President and Controller of
                                      Citizens Bank

                          3.   (a)    Nicholas J. Cilfone
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Senior Vice President of Citizens Banking
                                      Corporation, and Executive Vice President of Citizens Bank

                          4.   (a)    Gary P. Drainville
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Executive Vice President of Citizens
                                      Banking Corporation and Executive Vice
                                      President of Citizens Bank

                          5.   (a)    John W. Ennest
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Vice Chairman of the Board, Chief
                                      Financial Officer and Treasurer of
                                      Citizens Banking Corporation, Vice
                                      Chairman of the Board and Chief Financial
                                      Officer of Citizens Bank and Chairman
                                      of Citizens Bank-Illinois, N.A.

                          6.   (a)    Thomas W. Gallagher
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Senior Vice President, Secretary and
                                      General Counsel of Citizens Banking
                                      Corporation and Senior Vice President,
                                      General Counsel, Secretary and Cashier of
                                      Citizens Bank

Continuation of Schedule 13D


                          7.   (a)    Wayne G. Schaeffer
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Executive Vice President of Citizens
                                      Banking Corporation, and with respect to Citizens Bank, President-Flint

                          8.   (a)    Thomas C. Shafer
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Executive Vice President of Citizens Bank

                           9.  (a)    James M. VanTiflin
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Citizens Bank, President-Saginaw

                          10.  (a)    Robert J. Vitito
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      President, Chief Executive Officer and
                                      Director of Citizens Banking Corporation and Chairman, President and Chief
                                      Executive Officer of Citizens Bank

                          11.  (a)    Jack S. Werner
                               (b)    See Page 3
                               (c)    Principal Occupation:
                                      Citizens Bank, President-Bay City/Midland

                          12.  (a)    Edward P. Abbott
                               (b)    P.O. Box 4040, Flint, Michigan 48504
                               (c)    Principal Occupation:
                                      President and Chief Executive Officer,
                                      Abbott's Meat, Inc.; Director of Citizens
                                      Banking Corporation

                          13.  (a)    Hugo E. Braun Jr.
                               (b)    101 North Washington, Suite 812, Saginaw,
                                      Michigan 48607
                               (c)    Principal Occupation:
                                      Attorney and Partner, Braun Kendrick
                                      Finkbeiner; Director of Wolohan Lumber;
                                      Director of Citizens Banking Corporation

Continuation of Schedule 13D


                          14.  (a)    Jonathan E. Burroughs II
                               (b)    908 Citizens Bank Building-South, Flint,
                                      Michigan 48502
                               (c)    Principal Occupation:
                                      President, JEB Enterprises; Director of
                                      Citizens Banking Corporation

                          15.  (a)    Joseph P. Day
                               (b)    P.O. Box 1372, 1840 North Michigan Avenue,
                                      Saginaw, Michigan 48083
                               (c)    Principal Occupation:
                                      President, Banner Engineering Sales, Inc.;
                                      Director of Citizens Banking Corporation

                          16.  (a)    Lawrence O. Erickson
                               (b)    239 Indusco Court,
                                      Troy, Michigan 48083
                               (c)    Principal Occupation:
                                      Chief Executive Officer, Fourway Tool &
                                      Die, Inc.; Director of Citizens Banking
                                      Corporation

                          17.  (a)    Victor E. George
                               (b)    G-5050 South Saginaw, Flint, Michigan
                                      48507
                               (c)    Principal Occupation:
                                      Chairman of the Board, Victor George
                                      Oldsmobile, Inc.; Director of Citizens
                                      Banking Corporation

                          18.  (a)    Ada C. Washington
                               (b)    1505 Arrow Lane, Flint, Michigan 48507
                               (c)    Principal Occupation:
                                      Community Volunteer; Director of Citizens
                                      Banking Corporation

                          19.  (a)    James L. Wolohan
                               (b)    1740 Midland Road, Saginaw, Michigan 48603
                               (c)    Principal Occupation:
                                      Chairman, President and Chief Executive
                                      Officer, Wolohan Lumber Company; Director of Jackson Stores, Inc.; Director of
                                      Citizens Banking Corporation

Continuation of Schedule 13D


                          20.  (a)    Stephen J. Lazaroff
                               (b)    6999 Spring Arbor Road, Spring Arbor,
                                      Michigan 49283
                               (c)    Principal Occupation:
                                      President, Diversified Precision
                                      Products, Inc.; Director of Citizens
                                      Banking Corporation

                          21.  (a)    William J. Hank
                               (b)    315 Quail Ridge Drive, Westmont, Illinois
                                      60559
                               (c)    Principal Occupation:
                                      Chairman and Chief Executive Officer
                                      Farnham Investments Group; Director of
                                      Citizens Banking Corporation

                          22.  (a)    William F. Nelson, Jr.
                               (b)    111 Hoyt Street, Saginaw, Michigan 48607
                               (c)    Principal Occupation:
                                      President, Director and Owner of William
                                      F. Nelson Electric, Inc.; Director of
                                      Citizens Banking Corporation

                          23.  (a)    William C. Shedd
                               (b)    501 Citizens Bank Building, Flint,
                                      Michigan 48502
                               (c)    Principal Occupation:
                                      Attorney and Partner, Winegarden, Shedd,
                                      Haley, Lindholm & Robertson; Director of
                                      Citizens Banking Corporation

                          24.  (a)    James E. Truesdell Jr.
                               (b)    2300 Austins Parkway #100, Flint, Michigan
                                      48507
                               (c)    Principal Occupation:
                                      President-Secretary, J. Austin Oil Company of Flint, Inc.; Director of Citizens
                                      Banking Corporation

                          25.  (a)    Charles R. Weeks
                               (b)    7550 South Saginaw Street, Grand Blanc,
                                      Michigan  48439
                               (c)    Principal Occupation:
                                      Chairman of the Board of Citizens Banking
                                      Corporation

                          26.  (a)    Kendall B. Williams
                               (b)    10775 South Saginaw Street, Grand Blanc,
                                      Michigan  48439
                               (c)    Principal Occupation:
                                      Attorney and Counselor, The Williams
                                      Firm, P.C.; Director of
                                      Citizens Banking Corporation

Continuation of Schedule 13D


Item 3.  Source and Amount of Funds or Other Consideration.

              Citizens is hereby reporting its beneficial ownership of Common Stock which may be acquired upon exercise of an option granted to Citizens to purchase an aggregate amount (subject to adjustments) of up to 3,097,908 authorized but unissued shares of Common Stock of F&M at a purchase price (subject to adjustments) of $35.55 per share (the "Option"). The Option may be exercised only upon the occurrence of certain "Purchase Events" specified in the Stock Option Agreement dated April 18, 1999 between F&M and Citizens (the "Option Agreement") and the receipt of requisite regulatory approvals. The "Purchase Events" are set forth in Section 2 of the Option Agreement attached hereto as Exhibit 1, which is incorporated herein by reference. In the event the Option becomes exercisable and is so exercised by Citizens, payment of the exercise price will be made from available cash on hand or by borrowing from other banks whose identities are not yet known.

Item 4.  Purpose of Transaction.

              Citizens has acquired the Option in connection with the execution of an Agreement and Plan of Merger by and between Citizens and F&M, dated April 18, 1999 (the "Merger Agreement"), providing for, among other things, the merger (the "Merger") of F&M with and into Citizens with Citizens being the surviving corporation. In connection with the Merger, the shares of outstanding Common Stock of F&M would be converted into the right to receive 1.303 shares of Citizens Common Stock and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Additional changes with respect to F&M will occur, reflecting the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated. The Option Agreement and the Merger Agreement may impede the acquisition of control of F&M by another person. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

              F&M granted the Option to Citizens in order to facilitate the Merger pursuant to the Merger Agreement. Consummation of the Merger is subject to approval of the Merger Agreement and the Merger by the shareholders of F&M and Citizens and certain regulatory authorities and the satisfactory completion by Citizens of a review of F&M's loan portfolio.

              Except as set forth herein, Citizens does not have any other current plans or proposals of the type described in the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

              (a) Citizens currently does not own shares of Common Stock. Pursuant to the Option Agreement, Citizens has the right to acquire up to 19.9% (3,097,908 shares) of the outstanding

Continuation of Schedule 13D


shares of Common Stock upon the occurrence of a "Purchase Event." The Option will terminate upon the earliest to occur of certain events which are set forth in the Option Agreement and which are summarized as follows: (a) immediately prior to the Effective Time as contemplated by the Merger Agreement, (b) 12 months after the first occurrence of a Purchase Event, (c) 18 months after the termination of the Merger Agreement following the occurrence of certain Preliminary Purchase Events (as defined in the Option Agreement), (d) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof) or (e) 12 months after the termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof.

              Although Citizens is not permitted to purchase any Common Stock pursuant to the Option unless one of the specified "Purchase Events" occurs, assuming for purposes of this Item 5 that the Option were currently exercisable, Citizens would own up to 3,097,908 shares of Common Stock, or approximately 19.9% of the total number of shares of Common Stock outstanding as of April 18, 1999. Citizens disclaims beneficial ownership of 3,097,908 of the shares which it has the right to acquire pursuant to the Option. None of the individuals named in response to Item 2 are beneficial owners of any of the shares reported hereby.

              (b) Citizens currently has the sole power to vote, direct the vote, dispose and direct the disposition of no shares of Common Stock. Under the Option Agreement, Citizens currently does not have the right to acquire any shares of Common Stock until a "Purchase Event" occurs. Accordingly, Citizens has no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock covered by the Option and therefore disclaims beneficial ownership of the Common Stock subject to the Option until a "Purchase Event" occurs. Upon acquisition of the shares subject to the Option, Citizens will have the sole power to vote, direct the vote, dispose and direct the disposition of up to 3,097,908 shares, as referenced in Item 5(a) (subject to adjustment in the event of a stock dividend, stock split, recapitalization, exchange, issuance or similar transaction involving Common Stock).

              (c) To the best knowledge of Citizens, no transactions have been effected in the Common Stock during the past sixty days by the person named in response to Item 5(a).

              (d) Not applicable.

              (e) Not applicable.

Continuation of Schedule 13D


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              As described in Items 3 and 4, Citizens and F&M have entered into the Option Agreement and the Merger Agreement. The Option Agreement is attached as Exhibit 1 and is incorporated herein by reference. The Merger Agreement is attached as Exhibit 2 and is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

                   Ex. No.          Description
                   -------          -----------

                       1            Option Agreement, dated as of April 18,
                                    1999, by and between Citizens Banking
                                    Corporation and F&M Bancorporation, Inc.

                       2 Agreement and Plan of Merger, dated as of April 18, 1999, by and between Citizens
                                    Banking Corporation and F&M Bancorporation,
                                    Inc.

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Continuation of Schedule 13D


                                    SIGNATURE


           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


                                         CITIZENS BANKING CORPORATION


Date: April 27, 1999                     By:   /s/ Thomas W. Gallagher
                                              --------------------------------
                                              Thomas W. Gallagher
                                              Senior Vice President,
                                              General Counsel and Secretary

Continuation of Schedule 13D

                                  EXHIBIT INDEX



Ex. No.           Description
-------           -----------
     1            Option Agreement, dated as of April 18, 1999, by and between Citizens Banking
                  Corporation and F&M Bancorporation, Inc.

     2            Agreement and Plan of Merger, dated as of April 18, 1999, by and between Citizens
                  Banking Corporation and F&M Bancorporation, Inc.





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